HERLEY INDUSTRIES, INC.
                           101 NORTH POINTE BOULEVARD
                            LANCASTER, PA 17601-4133
                                 (717) 735-8117



January 24, 2008


Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C.  20549

Attn:  Linda Cvrkel, Branch Chief
       Mail Stop 3561

                  RE:  Herley Industries, Inc.
                       Form 10-K for the year ended July 29, 2007
                       Filed October 12, 2007
                       File No. 000-05411

Ladies and Gentlemen:

     This letter is filed in response to the Staff's comment letter, dated January 3, 2008 ("Comment Letter"). Thank you for the comments contained therein. The Company takes seriously its obligation to provide quality disclosure to its investors and to adhere to the SEC regulations and guidelines. The following are our responses, including supplemental information, to the comments of the Securities and Exchange Commission (the "Commission") set forth in its letter with respect to the above-referenced document filed by Herley Industries, Inc. (the "Company"). Supplemental information provided to you in this letter is based upon information and/or documentation available to the Company. The Company will comply with the suggested changes to its disclosures, as noted in the Comment Letter, in future filings with the Commission. Please note that, for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

Form 10-K for the fiscal year ended July 29, 2007
-------------------------------------------------

Item 1. Business, page 3, Products and Services, page 6
-------------------------------------------------------

     1.   SEC Comment:
          We note from your disclosure in the third paragraph on page 7 that you closed facilities related to your RSS operations in Melbourne, Florida and moved them to your Fort Walton Beach Facility in August 2006. Please tell us whether the closure had any material effect on trend information with respect to your results of operations, liquidity and/or capital resources. If so, please revise MD&A in future filings to identify and discuss such trend information in MD&A as required by FR-72.

          Herley Response:
          Please be advised supplementally that as stated in Form 10-K/A filed on October 12, 2007 the acquisition of RSS in Melbourne, Florida significantly enhanced our command and control capabilities for unmanned aerial vehicle platforms.

          In February 2005, the Company acquired Micro Systems, Inc. ("MSI"), Fort Walton Beach, Florida, a market leader in the design and manufacturing of command and control systems for operation of unmanned aerial, seaborne and ground targets. In June 2005 the Company decided to make MSI its "Center of Excellence for Command & Control" operations and began to transition all its command & control business to the Company's Ft. Walton Beach facility.

          In connection with this decision, the Company transferred the operations of RSS to Ft. Walton Beach to eliminate the duplication of manufacturing capabilities. The volume of business at RSS in fiscal year 2005 and fiscal year 2006 was approximately $3.0 million and $2.6 million, respectively, and not considered material to the overall operations of the Company. This decision did not have a material effect on the results of operations, liquidity and/or capital resources of the Company and had no material effect on business trends.

Item 3. Legal Proceedings, page 20
----------------------------------

     2.   SEC Comment:
          Reference is made to your disclosure on page 20 related to the recovery of legal fees associated with matters under your D&O insurance policy. We note that you have recorded a receivable in anticipation of recoveries and have received partial payment to date, and such amounts have been recorded as other receivables on the consolidated balance sheet. We also note that you state that you have entered into an agreement with the insurance carrier that if it is determined that any amount paid by the insurance carrier was not a loss, as defined in the policy, the company shall repay the insurance carrier such uncovered sums previously advanced to you. Please clarify for us the meaning of the term "loss" as defined in the policy and tell us why you believe it is probable that such amounts are recoverable. Similarly revise your notes to the consolidated financial statements in future filings.

          Herley Response:
          Please be advised supplementally that "Loss" is defined in the policy as follows: "Loss means the amount that any Insured becomes legally obligated to pay on account of any covered Claim, including but not limited to damages (including punitive or exemplary damages, or the multiple portion of any multiplied damage award, if and to the extent such damages are insurable under the law of the jurisdiction most favorable to the insurability of such damages provided such jurisdiction has a substantial relationship to the relevant Insureds, to the Company, or to the Claim giving rise to the damages), judgments, settlements, pre-judgment and post-judgment interest, Defense Costs and, solely with respect to Insuring Clause 2, Settlement fees."

          Further, the policy defines "Defense Costs" as follows: "Defense Costs means that part of Loss consisting of reasonable costs, charges, fees (including but not limited to attorneys' fees and experts' fees) and expenses (other than regular or overtime wages, salaries, fees or benefits of the directors, officers or employees of the Organization) incurred in defending any Claim and the premium for appeal, attachment or similar bonds."

          In establishing the receivable for legal recoveries, the Company identified and segregated defense costs related to the defense of the class action lawsuits and the defense of the former Chairman and officer of the Company in the criminal case. The Company believes such costs represent a "loss" under its D&O policy and are recoverable. Through December 31, 2007 we have already recovered $1.6 million for these losses. The Company excluded all defense costs related to the defense of the Company pertaining to the criminal case as such costs may not be recoverable under the D&O policy.

          The Company intends to revise its future filings to include an enhanced disclosure and supplemental information.

Item 7. Management's  Discussion and Analysis,  page 24,  Contractual  Financial
--------------------------------------------------------------------------------
Obligation, Commitments and Off Balance Sheet Arrangements, page 33
-------------------------------------------------------------------

     3.   SEC Comment:
          Please revise your contractual obligations table in future filings to include all long-term debt obligations including your loan arrangements with DeLage Landen Financial Services, Inc. as described in footnote (d) and (e), respectively, of Note G to your financial statements.

          Herley Response:
          Please be advised supplementally that the Company will revise the contractual obligations table in future filings to include all long-term debt obligations including the loan arrangements with DeLage Landen Financial Services, Inc. as described in footnote (d) and (e), respectively, of Note G to its financial statements.

Report of Independent Registered Public Accounting Firm on Internal Control over
--------------------------------------------------------------------------------
Financial Reporting
-------------------

     4.   SEC Comment:
          Please amend your filing to provide an attestation report on management's assessment of internal control over financial reporting by your independent accountants. The attestation report must clearly state the opinion of the accountant as to whether management's assessment of the effectiveness of the registrant's internal control over financial reporting is fairly stated in all material respects, or must include an opinion to the effect that an overall opinion can not be expressed and the reasons why. Refer to the guidance outlined in Rule 2-02(f) of Regulation S-X.


          Herley Response:
          Please be advised supplementally that Auditing Standard No.5 was adopted early, as permitted, in accordance with the June 20, 2007 Securities and Exchange Commission Release No.33-8809 effective on August 27, 2007 which was prior to the date of the auditors opinion. Accordingly, the Company has included an attestation report, from its independent accountants, on internal control over financial reporting consistent with the amended Rule 2-02(f) of Regulation S-X and consistent with the guidance outlined in paragraph 88 of AS No. 5. Therefore, the Company does not believe it is required to include an attestation report on managements' assessment of internal control over financial reporting by its independent accountants.

Note A - Summary of Significant Accounting Policies, page F-7
-------------------------------------------------------------

3. Basis of Financial Statements Presentation and Accounting Estimates, page F-8
--------------------------------------------------------------------------------

     5.   SEC Comment:
          We note that during fiscal 2007 you reversed approximately $1.1 million of the accrual related to contract losses associated with the ICI acquisition. We note that you indicate this was a result of management changing its estimated liability for the expected losses under the contract; however, it is unclear to us the underlying reason(s) for management's change of the estimated liability for the expected losses under the contract. Please tell us and revise future filings to disclose the nature and specific timing of the facts and circumstances surrounding the change in estimate. As part of your response, you should also explain why the reversal was appropriate during fiscal 2007 and how your revised estimate of the contract losses were determined.

          Herley Response:
          Please be advised supplementally that during 2004 ICI procured a firm-fixed-price contract with the US Army whereby ICI would produce 140 IDM 304 units, with 4 options to extend the contract ("Contract") for up to an additional 542 units. Since the U.S. Army was not obligated to exercise any of the four options, ICI would not invest fully in product costs at Contract inception, but rather waited for government acceptance of each future option year. This fact exposed the Company to cost increases which further exposed the Company to a loss on the Contract. Therefore, a contract loss provision was established.

          The nature and specific timing of the facts and circumstances surrounding the change in estimate for this Contract is explained as follows: During the 2007 fiscal year, the Company commenced the manufacture and shipment of the goods under the first two options of the Contract. As these units were successfully manufactured in 2007, we measured the actual costs of producing those units and incorporated that knowledge into our estimates for future production on the Contract. So, the underlying basis of the change in estimates was actual manufacturing cost experience including purchased costs of material, labor rates, labor hours, overhead, and other direct costs. We monitored production performance and performed this evaluation of the contract loss provision quarterly. The first evaluation occurred at Q2 when completed production approximated 52 units. The evaluation was repeated at Q3 and again at Q4 as more production cost experience became known. Therefore, approximately $1.1 million of reversals of contract losses were adjusted during fiscal 2007 which resulted from a change in management's estimate directly attributable to the actual cost realized in the production of the units under the first two options under the Contract.

          The Company recorded the initial contract loss reserve in accordance with SOP 81-1, "for a contract on which a loss is anticipated, generally accepted accounting principles require recognition of the entire anticipated loss as soon as the loss becomes evident." The nature of accounting for contracts is such that refinements of the estimating process for changing conditions and new developments are continuous and characteristic of the process, therefore, in accordance with SOP 81-1 par 82, when "additional information that enhances and refines the estimating process is obtained after the balance sheet date but before the issuance of the financial statements; such information should result in an adjustment of the unissued financial statements." Since the Company had this information compiled during fiscal 2007, it analogized this statement to its fiscal 2007 year end reporting process and revised its contract loss reserve.

          The Company intends to revise its future filings to include an enhanced disclosure and supplemental information.

9. Goodwill and Intangible Assets, page F-9
-------------------------------------------

     6.   SEC Comment:
          Reference is made to your license and technology agreement with Xytrans on page F-10. We note that you will begin to amortize the costs associated with this agreement starting July 30, 2007 over eight years. In this regard, please explain the reason(s) why amortization of the intangible asset was not scheduled to begin until July 30, 2007 when it appears the license and technology agreement was executed in April 2005. Also, please clarify for us and in the notes to the financial statements how the estimated economic life of the license of eight years was determined.

          Herley Response:
          Please be advised supplementally that as discussed in Footnote A-9 on page F-10, the Company entered into a license and development agreement in April 2005 to license millimeter wave technology for military applications from Xytrans, Inc. ("Xytrans"). Various payments were made to Xytrans over a period of time through August 2006 based on the achievement of a series of development milestones, which were completed at that time. Amortization of the intangible asset was not scheduled to begin until July 30, 2007 since the license was not utilized by the Company and the technology "was not placed in service" during the fiscal year ended July 28, 2007. There were no sales or benefits derived from the Xytrans licensed technology since this technology had not been utilized in any product line or placed in service during this time period and no amortization was recorded during such time period.

          The expected benefits from the Xytrans license agreement includes sales of products directly derived from the technology primarily in Ka-band (approximately 30 GHZ) assemblies, contract manufacturing opportunities to support Xytrans' commercial products, and incorporation of some of the design techniques and processes into the Company's existing products to achieve cost savings or performance benefits for its customers. More specifically, the Company is pursuing several opportunities to take advantage of this technology including the delivery of a prototype missile seeker front end assembly, which has been integrated into the customer's hardware with an antenna and signal processor to create a complete missile front end system. This demonstration unit is currently being used as a proof-of-concept to secure a production contract with subsequent production support over a period of approximately 8 to 10 years. The Company is also pursuing an opportunity for a transceiver for two programs through one of its customers. This program is also expected to go forward in 2008 with a production life of approximately 8 to 10 years.

          In evaluating the estimated useful life for this technology, product management and engineering personnel were also interviewed to determine the expectations as to the future annual cash flows to be derived for the economic life of the purchased technology.

          Therefore, as a result of the analysis performed on evaluating the expected economic life associated with the above-mentioned technology, the Company anticipates that this technology will have an estimated useful life of approximately 8 years, which is the expected minimum life of the programs.

Note E - Commitments and Contingencies, page F-15, Litigation, page F-16
------------------------------------------------------------------------

     7.   SEC Comment:
          We note your disclosures on pages F-16 and F-17 related to the indictment against the company and its former Chairman, Lee Blatt, and class action and derivative complaints against the company and certain of its current and former officers and directors for breach of fiduciary duty. We also note that it appears no accrual for the loss contingencies have been recorded within your financial statements as you conclude that it is currently not probable that a loss has been incurred. Please note you are still required to disclose, in addition to the nature of any material contingency, an estimate of the possible loss or range of loss if a loss is at least reasonably possible or state that such an estimate can not be made in accordance with paragraph 10 of SFAS No. 5 and SAB Topic 5:Y, Question 2. In this regard, please clarify for us and revise your disclosure in future filings to comply with paragraph 10 of SFAS No. 5.


          Herley Response:
          Please be advised supplementally that the Company evaluated the requirements for accrual of a loss contingency related to the litigation discussed in Note E to the financial statements for the fiscal year ended July 28, 2007 and concluded that the conditions for an accrual under paragraph 8 of SFAS No. 5 had not been met.

          The accrual of a loss contingency related to the litigation would be required if both of the following conditions are met: (a) "Information available prior to issuance of the financial statements indicates that it is probable that ... a liability had been incurred at the date of the financial statements" and "it must be probable that one or more future events will occur confirming the fact of the loss, and (b) The amount of loss can be reasonably estimated."

          The first condition in paragraph 8(a) has been met in that the underlying cause for action in connection with the litigation occurred in a prior accounting period. However, the second condition has not been met. The probability of an unfavorable outcome and the amount of loss cannot be established or estimated at this time. The Company believes that no criminal conduct occurred and is vigorously contesting the charges. A trial has been scheduled to begin on May 8, 2008. Although legal counsel is unable to express an opinion that the outcome of the trial will be favorable to the Company, in accordance with paragraph 36 of SFAS No. 5, "this should not necessarily be interpreted to mean that the conditions for accrual of a loss in paragraph 8 (a) is met." It is highly unlikely that any legal counsel in a jury trial in any case would express such an opinion.

          The condition in paragraph 8(b), requiring that the amount of loss should be accrued if the loss can be reasonably estimated, also has not been met. The Company has disclosed in Note E under "Litigation" paragraph 1 to the financial statements that "If convicted, Mr. Blatt and the Company could be fined up to approximately $13 million each and the Company could be required to forfeit approximately $2.9 million paid under the contracts." It is not possible to estimate the amount of loss since this is contingent on the outcome of a trial which we believe will establish that there has been no wrongdoing. In addition, the Company has further disclosed in Note E under "Litigation" paragraph 6 that "In accordance with SFAS No. 5, "Accounting for Contingencies," the Company determines whether an estimated loss from a loss contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Litigation is inherently unpredictable and due to the uncertainty of the outcome of the matters discussed above, the Company has concluded that it is currently not probable that a loss has been incurred. (`And the amount of loss, if any, can not be reasonably estimated.')
          Accordingly, no accrual has been recorded in the accompanying consolidated financial statements. If an unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on the results of operations for that period."

          Based on the foregoing, the Company believes it has met the requirements for assessing the likelihood that a liability has been incurred, that the amount of loss, if any, could not be reasonably estimated, and has fully complied with the disclosure requirements of SFAS No. 5.

     8.   SEC Comment:
          Reference is made to your disclosures related to the EADS lawsuit filed against the company on April 10, 2007. We note in August 2007 you agreed to a mediation/settlement conference of all parties' respective claims and to stay all proceedings pending the outcome of the mediation/settlement conference scheduled for October 17, 2007 and no amounts related to the lawsuit had been accrued as of July 29, 2007. We note that subsequent to year ended, during the quarter ended October 28, 2007, you incurred litigation settlement charges of approximately $6 million as a result of settling with EADS to avoid further dilution of management's time and energies, as well as legal costs on a long and protracted legal dispute. In this regard, please explain to us the reason why you believe that it was not probable at July 29, 2007 that a loss had been incurred and no accrual was required when it appears shortly thereafter you entered into a settlement arrangement with the plaintiff under which you have agreed to make payments aggregating $6 million.

          Herley Response:
          Please be advised supplementally that as of July 29, 2007, the Company determined that it was not probable that a loss had been incurred regarding the EADS lawsuit and therefore no accrual was necessary. The basis of the Company's determination came from an evaluation of the merits of the case brought about by EADS as well as the multiple defenses the Company believed were available to it. The Company's evaluation concluded that the EADS case was without merit and would likely not result in a loss to the Company. In addition, the Company had filed certain counterclaims which it believed further supported the probability that a loss had not been incurred.

          While the Company believed that a loss had not been incurred, it determined that it was in the Company's best interests to agree to a mediation/settlement conference which was conducted on October 17, 2007, after the filing of its 10K/A on October 12, 2007. A settlement agreement was not reached at the conference and both EADS and the Company expressed their unwavering belief in the substance and strength of their positions. Accordingly, it became apparent that the case may very well go to trial. Considering the likely severe financial costs including legal fees of engaging in a complex trial in multiple countries in North America, Europe, and the Middle East, the Company thereafter began discussions with EADS to settle the matter and avoid litigation. An additional material factor in commencing these discussions was the ongoing business relationship with EADS and the probability that settlement could lead to possible new business.

          Consequently, a settlement agreement was negotiated in Germany on November 28, 2007, subject to approval of our Board of Directors, which became effective December 5, 2007 upon Board approval, which provided for a mutual release and dismissal, with prejudice and without costs or attorney's fees to either party, of all claims and counterclaims filed. As disclosed in footnote 2 of the Company's 10Q for the quarter ended October 28, 2007, the Company agreed to pay to EADS the sum of $6,000,000. A payment of $2,500,000 was due on or before December 15, 2007; $1,500,000 is due by March 31, 2008; and a payment of $1,000,000 is due on March 31, 2009 and March 31, 2010, respectively. As security for the payments due in March of 2008, 2009 and 2010, the Company was required to issue an irrevocable stand-by letter of credit in the amount of $3,500,000 under its existing credit facility by December 15, 2007. The payment of $2,500,000 was made and the stand-by letter of credit was issued on December 5, 2007.

          The Company continues to believe that its position and disclosures were in accordance with SFAS No. 5, "Accounting for Contingencies." In the Company's opinion, a loss was not incurred as a result of the filing of the lawsuit by EADS. Rather, the loss was incurred as the result of the settlement agreement that was negotiated in November 2007 and effective December 5, 2007, after filing of its 10K/A (which was filed on October 12, 2007).

     9.   SEC Comment:
          Notwithstanding the above, please explain why no disclosures related to the possible loss or range of loss related to the EADS lawsuit were included in the notes to the financial statements when settlement of the lawsuit appeared imminent. As part of your response, please tell us how you considered the guidance and disclosure requirements in paragraph 10 of SFAS No. 5.

          Herley Response:
          Please be advised supplementally that in determining the disclosure related to the EADS lawsuit, we did consider paragraph 10 of SFAS no. 5 which reads in part:

          "If no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 are not met, or if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 8, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made."

          As previously discussed, the Company firmly believed that a loss had not been incurred nor was there at least a reasonable possibility that a loss or an additional loss may be incurred since the Company believed the case was without merit. This position was also based on the high degree of confidence that the Company's defense against the lawsuit would be successful.

          In addition, the lawsuit was seeking the "return of proprietary Technology in the possession of defendants" (the Company), and a "preliminary injunction ordering the immediate return of the
          Technology." No monetary damages were included in the lawsuit. Therefore, the range of loss, if any, could not be reasonably estimated. The cost to the Company would be the extensive attorney fees involved in any litigation.

          The question in the comment letter also reads in part: "...when the settlement of the lawsuit appeared imminent." As of July 29, 2007 and at the time of filing the Company's 10-K/A on October 12, 2007 settlement of the lawsuit was not imminent. In fact, there was no certainty that a settlement would be forthcoming, rather there was a hope that some progress towards a resolution may be made at the scheduled mediation/settlement conference on October 17, 2007.

Note F - Income Taxes, page F-18
--------------------------------

     10.  SEC Comment:
          We note that you  recorded a reversal of tax  reserves  during  fiscal
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          2007 representing a decrease in federal statutory income tax of 10.7%.
          Please quantify the amount of the reversal and describe for us the change in facts or circumstance that caused a change in judgment about the need for the related tax reserve. Your response should also include positive and negative evidence evaluated by management in determining that the tax reserves were no longer needed.

          Herley Response:
          Please be advised supplementally that the net adjustment of the tax reserves was approximately $225,000. This included a decrease in the accrual for income taxes of $631,000 related to royalty and interest deductions; offset by an accrual of $112,000 for additional taxes due based on a New York state tax audit, an increase in the accrual for income taxes related to a possible state nexus issue of $54,000 and $240,000 in additional interest for potential disallowance of certain deductions.

          An explanation of these adjustments follows:

          New York State Tax Audit - Herley Industries, Inc. and General Microwave Corporation were audited by the state of New York for years FY2003-2005. New York made unfavorable adjustments for deductions for intercompany royalties/interest and the utilization of a net operating loss. An assessment was received for $112,000 during the 4th quarter of FY2007 and this liability was accrued at July 29, 2007.

          State Nexus - During fiscal year 2006, the Company's wholly owned subsidiary Micro Systems, Inc. ("MSI") employed engineers and technicians in California. No state tax return was filed. An estimated tax liability of $54,000 for fiscal 2006 was accrued for potential state taxes should California examine the Company and determine that a return should have been filed for fiscal 2006.

          Interest - The Company accrued imputed interest of $105,000 related to intercompany loans and additional interest of $135,000 in connection with a deduction for the impairment of an investment in a subsidiary.

          Intercompany   Royalties/Interest   -  The  Company  has  two  passive
          investment companies, which qualify as Delaware Holding Companies ("DHC"). Royalties are paid to one DHC for certain trademarks and trade names used by the Company and its subsidiaries, and interest is paid on loans from one DHC to the Company's operating entities to
          provide  for  working   capital.   In  certain  cases,  the  state  of
          Pennsylvania has disallowed these deductions upon audit. However, in many cases the taxpayer has won on appeals or at the court level. In prior years the Company was of the opinion that a portion of these deductions would be disallowed resulting in additional taxes due the state of Pennsylvania. The potential tax was estimated to be $631,000 for all open years.
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          During the fourth quarter of fiscal 2007, in accordance with SFAS 109, the Company evaluated the need for this accrual of a potential tax liability. Based on the fact that the Pennsylvania budget was passed once again without any recommendations for legislative changes on the issue of passive investment companies, the Company re-evaluated the need for this liability. During this evaluation process, the issue was discussed with various tax professionals and all were in agreement that the Pennsylvania legislature would not pass any new tax laws under this administration and there was little chance that an auditor would challenge the deduction, especially if the taxpayer had strong facts in support of the substance of the DHC. Accordingly, in the Company's judgment, the assessment of additional taxes related to the deduction of royalty and interest was not probable and could not support the need for an accrual of additional taxes. Therefore, the Company reversed the full amount of this liability in the amount of $631,000.

     11.  SEC Comment:
          We note the presentation in the reconciliation of the Company's statutory federal tax rate to its effective tax rate for fiscal 2007, of a reconciling item entitled "adjustment of prior year accrual" which impacted your effective tax rate by 8.3% for 2007. Please tell us and revise the notes to your financial statements in future filings to explain in further detail the specific nature and amount of this adjustment to the prior year's accrual. As part of your response and your revised disclosure, explain the changes in facts or circumstances that resulted in an adjustment to prior year tax accruals during 2007. We may have further comment upon receipt of your response.


          Herley Response:
          Please be advised supplementally that in fiscal year 2006, $453,000 of stock compensation costs relating to SFAS 123(r) stock options were recorded for financial statement purposes. For tax purposes, these expenses are not deductible until the options are actually exercised. This temporary difference creates a deferred tax asset on the balance sheet of $173,000 ($453,000 x statutory rate of 38.2%). The fiscal year 2006 tax return properly accounted for these costs. However, the related deferred tax asset was not properly recorded on the balance sheet at July 30, 2006. The deferred tax asset of $173,000 was corrected in fiscal 2007. The amount was deemed not to be material to the balance sheet under the "iron curtain" approach and not considered material to the statement of income under the "rollover" approach in accordance with the provisions of SAB 108.

Additionally, we acknowledge that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. We trust that these responses are sufficiently detailed for your purposes. However, if you have any further questions or comments, please feel free to contact me.

                                       Very truly yours,

                                       /s/ Kevin J. Purcell
                                       --------------------
                                       Kevin J. Purcell
                                       Chief Financial Officer


Cc:    Jean Yu, Staff Account
       Division of Corporation Finance